UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of June 2016

Commission File Number 001-35751

STRATASYS LTD.
(Translation of registrant’s name into English)

c/o Stratasys, Inc.	2 Holtzman Street, Science Park
7665 Commerce Way	P.O. Box 2496
Eden Prairie, Minnesota 55344	Rehovot, Israel 76124
(Addresses of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

On June 2, 2016, Stratasys Ltd. (the “Company”) announced the retirement of David Reis from his position as the Company’s Chief Executive Officer, effective as of June 30, 2016, and the appointment of Mr. Ilan Levin, a current member of the Company’s Board of Directors and Executive Committee, as his successor, effective as of July 1, 2016. While stepping down from the position of Chief Executive Officer, Mr. Reis will remain on the Company’s Board of Directors.

A copy of the Company’s press release containing this announcement is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K (“Form 6-K”).

The information in this Form 6-K, excluding Exhibit 99.1, is incorporated by reference in the Company’s registration statements on Form S-8, SEC file numbers 333-185240, and 333-190963, filed by the Company with the SEC on December 3, 2012, and September 3, 2013, respectively, and the Company’s registration statement on Form F-3, SEC file number 333-190965, filed by the Company on September 3, 2013 (as supplemented by any prospectus supplements filed on or prior to the date of this Form 6-K), and shall be a part thereof from the date on which this Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STRATASYS LTD.

Dated: June 2, 2016	By:	/s/ Erez Simha
	Name:	Erez Simha
	Title:	Chief Financial Officer and Chief Operating Officer

EXHIBIT INDEX

The following exhibit is furnished as part of this Form 6-K:

Exhibit	Description
99.1	Press release dated June 2, 2016.